# Annual Report

## Cover Page

Name of issuer:

World Illustrated Inc

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/10/2019

Physical address of issuer:

2532 First Street
Fort Myers FL 33901

Website of issuer:

http://www.worldillustrated.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

15

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $2,254,160.45 | $2,085,779.35 |
| Cash & Cash Equivalents: | $30,365.18 | $30,531.33 |
| Accounts Receivable: | $185,277.95 | $120,946.20 |
| Short-term Debt: | $271,621.64 | $159,655.50 |
| Long-term Debt: | $281,831.62 | $281,232.63 |
| Revenues/Sales: | $857,393.47 | $497,216.56 |
| Cost of Goods Sold: | $212,568.02 | $109,415.26 |
| Taxes Paid: | $2,252.39 | $764.26 |
| Net Income: | $12,001.47 | ($3,601.77) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5,

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

World Illustrated Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Filing late

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Charles Taylor | CEO | World Illustrated Inc. | 2019 |
| Colin Finlay | Director | World Illustrated Inc. | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Charles Taylor | President | 2019 |
| Charles Taylor | CEO | 2019 |
| Colin Finlay | Strategic Development | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Charles Taylor | 80477.0 Common Stock | 78.85 |

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Advertizing and sponsorship revenues are a function of the number of users of the platform. If the number of users is small, revenues will be small.

> Licensing revenues are primarily a function of the number of profession image buyers. If the number of buyers is small, revenues will be small.

> The company will need to develop robust mechanisms to ensure that offensive content is not posted which may lead to litigation.

offensive content is not posted which may lead to litigation.

The company will need to ensure that it has robust privacy/data protection policies to protect itself from litigation.

The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such an event does not occur, Purchasers of securities in the Company could be holding the securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

We currently have a small management team. The growth of the business is in no small measure, dependent on their efforts being successful.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Colin Finlay is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 120,000 | 102,062 | Yes ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | 700 |

24. Describe the material terms of any indebtedness of the issuer:

*Convertible Note*

| | |
|---|---|
| **Issue date** | 12/16/23 |
| **Amount** | $11,500.00 |
| **Outstanding principal plus interest** | $11,500.00 as of 04/01/24 |
| **Interest rate** | 5.0% per annum |
| **Discount rate** | 10.0% |
| **Valuation cap** | $19,000,000.00 |
| **Maturity date** | 12/31/24 |

*Convertible note for lead investor Nicholas Mavroleon*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 10/2019 | Section 4(a)(2) | Common stock | $100 | General operations |
| 12/2022 | Section 4(a)(2) | Common stock | $53,500 | General operations |
| 2/2023 | Regulation Crowdfunding | SAFE | $92,070 | General operations |
| 12/2023 | Section 4(a)(2) | Convertible Note | $11,500 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Charles Taylor |
| **Amount Invested** | $122,622.00 |
| **Transaction type** | Loan |
| **Issue date** | 07/31/22 |
| **Outstanding principal plus interest** | $122,622.00 as of 04/16/24 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 04/30/28 |
| **Outstanding** | Yes |
| **Current with payments** | Yes |
| **Relationship** | CEo and major shareholder |

*Interest free*

| | |
|---|---|
| **Name** | Avalon Licensing Limited |
| **Amount Invested** | $95,293.00 |
| **Transaction type** | Loan |
| **Issue date** | 07/31/22 |
| **Outstanding principal plus interest** | $95,293.00 as of 04/16/24 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 04/30/28 |
| **Outstanding** | Yes |
| **Current with payments** | Yes |
| **Relationship** | Subsidiary |

*Interest free*

| Name | Avalon Licensing Limited |
|---|---|
| **Amount Invested** | $164,692.00 |
| **Transaction type** | Loan |
| **Issue date** | 07/31/22 |
| **Outstanding principal plus interest** | $164,692.00 as of 04/16/24 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 04/30/28 |
| **Outstanding** | Yes |
| **Current with payments** | Yes |
| **Relationship** | Subsidiary |

*Interest free*

| Name | Founders |
|---|---|
| **Amount Invested** | $100.00 |
| **Transaction type** | Priced round |
| **Issue date** | 10/30/19 |
| **Relationship** | Director and shareholders of subsidiary |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

### Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

### Overview

A social app showcasing professional imagery of everything where you can see, learn, share & shop.

We are overwhelmed but addicted to on-line media and apps. Frustratingly, we often cannot find high quality content that satisfies our interests or needs. It can be time consuming and disappointing. Many sites don't have the functionality that would make our user experience more rewarding.
We blend quality content with useful functionality

## Milestones

World Illustrated Inc was incorporated in the State of Delaware in October 2019. World Illustrated Inc own Avalon Media Limited, which in turn owns Avalon Licensing Limited, which in turn owns Pacific Coast News. In July 2022, the business and assets of Avalon companies were transferred to World Illustrated. Soon all Pacific Coast News sale will be booked through World Illustrated Inc. The financials of these subsidiaries are consolidated in the financial statements provided.

Since then, we have:

- We have an initial pool of 270m professional, photos, videos, sound files & articles. We leverage AI

- We have integrated our long established B2B photo licensing business which has sales of $0.9m p.a.

- We already have 8,500 professional contributors and 16,500 business customers

- High-profile influencers have taken up our "shares for followers" scheme enabling user growth

- The core functionality is significantly built. New content is being uploaded daily prior to launch.

- Multiple revenue streams - B2B & B2C content licensing, merchandizing, advertising & sponsorship

- We showcase professional, curated, multi-media content satisfying the user's particular interest

## Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $857,393.47 compared to the year ended December 31, 2022, when the Company had revenues of $497,216.56. Our gross margin was 75.21% in fiscal year 2023, compared to 77.99% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $2,254,160.45, including $30,365.18 in cash. As of December 31, 2022, the Company had $2,085,779.35 in total assets, including $30,531.33 in cash.

- *Net Income.* The Company has had net income of $12,001.47 and net losses of $3,601.77 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $553,453.26 for the fiscal year ended December 31, 2023 and $440,888.13 for the fiscal year ended December 31, 2022.

## Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

## Liquidity & Capital Resources

To-date, the company has been financed with $382,607 in debt, $53,600 in equity, $92,070 in SAFEs, and $11,500 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

### Runway & Short/Mid Term Expenses

World Illustrated Inc cash in hand is $7,000, as of April 2024. Over the last three months, revenues have averaged $60,000/month, cost of goods sold has averaged $11,166/month, and operational expenses have averaged $52,340/month, for an average burn rate of $3,506 per month. Our intent is to be profitable in 0 months.

We have paused spending on tech development whist we raise money. We have successfully managed to integrate Avalon's old staff into world Illustrated production, reducing our burn rate whilst maintaining pre-launch content production. We have also started to re-configure our staff to be better equipped to dela with our future business model. This has incurred one off severance charges but a better aligned full-time staff.

For the next 3 - 6 months, we expect revenues to be flat (between $60 - $70k per month) and to come from the existing B2B licensing business. We expect to be almost breakeven on a monthly basis. In this period, we also expect to spend approximately $200k on developing and staffing our My world social media functionality. This funding is intended to be covered by the Wefunder raise. In the event of a shortfall, the launch will be delayed until we have raised the funds. Revenues are only expected to grow significantly once the social media My world accounts come online.

We are not currently profitable. As a group, including the operations of our US subsidiary, Pacific Coast News, we are within spitting distance of being profitable on a trading basis. We are lucky in that we do not have to payout royalties until a hurdle is reached. This helps with cashflow. The US subsidiary adds around $60k to our sales per year, which is shown in our financial statements.

We do not anticipate a need for further capital beyond this Wefunder raise to complete the software and to launch all aspects of the business. Charles Taylor, CEO, could provide short term cashflow funding if required.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Charles Taylor, certify that:

(1) the financial statements of World Illustrated Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of World Illustrated Inc included in this Form reflects accurately the information reported on the tax return for World Illustrated Inc filed for the most recently completed fiscal year.

*Charles Taylor*
CEO

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's

interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.worldillustrated.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Charles Taylor

Colin Finlay

Appendix E: Supporting Documents

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

World Illustrated Inc

By

*Charles Taylor*

CEO and Board Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

capacities and on the dates indicated.

**Charles Taylor**
CEO and Board Member
4/18/2024

**Colin Finlay**
Director
4/23/2024

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.